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                                                               Exhibit 99.(a)(9)

For Further Information:

AT THE COMPANY:
Ira J. Schulman
(312) 915-2843


FOR IMMEDIATE RELEASE

CHICAGO, ILLINOIS, DECEMBER 18, 1995 -- Walton Street Capital Acquisition Co., L.L.C. ("Walton Street") today announced that it has extended the expiration date of its tender offers for limited partnership interests ("Interests") in each of Balcor Equity Properties Ltd. - VIII ("Balcor VIII"); Balcor Equity Properties - XII ("Balcor XII"); Balcor Realty Investors 85 - Series I, A Real Estate Limited Partnership ("Balcor 85-I"); Balcor Realty Investors 85 - Series III, A Real Estate Limited Partnership ("Balcor 85-III"); Balcor Realty Investors 86 - Series I, A Real Estate Limited Partnership ("Balcor 86-I"); and IDS/Balcor Income Partners, A Real Estate Limited Partnership ("IDS/Balcor") until 5:00 p.m., Eastern Standard Time, on Friday, December 22, 1995.

     Walton Street also announced that it has increased the price at which it will purchase the Interests of Balcor Realty Investors Ltd. - 82 ("Balcor 82") to $100 net per Interest, Balcor Realty Investors - 83 ("Balcor 83") to $160 net per Interest, and Balcor Realty Investors - 84 ("Balcor 84") to $90 net per Interest, and has extended each of those offers until 5:00 p.m. Eastern Standard Time, on Wednesday, January 3, 1996.

     As of December 16, 1995, approximately 1,815 Interests of Balcor VIII, 3,818 Interests of Balcor XII, 4,055 Interests of Balcor 82, 3,998 Interests of Balcor 83, 8,282 Interests of Balcor 84, 2,873 Interests of Balcor 85-I, 3,157 Interests of Balcor 85-III, 1,828 Interests of Balcor 86-I, and 1,938 Interests of IDS/Balcor had been tendered to the depositary pursuant to the terms of the tender offers.

     Copies of any of the tender offer materials may be obtained from The Herman Group, Inc., the Information Agent/Depositary for the tender offers, at
(800) 747-2979.